THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 115, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

March 31, 2025

Matthew Crispino

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:TV Channels Network, Inc.

Registration Statement on Form S-1

Filed January 31, 2025

File No. 333-284628

Dear Mr. Crispino:

The undersigned counsel represents the interests of TV Channels Network, Inc.  We are in receipt of your comment letter dated February 27, 2025, and have the following responses:

Registration Statement on Form S-1

Implications of Being an Emerging growth Company, page 1

1.  Please updater your disclosure to reflect that the current revenue threshold for an Emerging Growth Company (EGC) is $1.235 billion.  Also update your disclosure to reflect the current qualifications for smaller reporting company status.  Refer to the definitions of EGC and smaller reporting company in Rule 405 under the Securities Act.

Answer: We have updated our disclosure to reflect that the current revenue threshold of a EGC is $1.235 billion, and to reflect the current qualifications for smaller reporting company status.

Prospectus Summary

Our Company, page 1

2.  Please clarify in this section that you are a development stage company, have not yet generated any revenue and the company’s independent auditors have raised doubt about the company’s ability to continue as a going concern.  Briefly describe what steps need to be taken for you to begin generating revenue, when you expect those steps to be completed and the level of operations you expect to achieve with the net proceeds of the public offering.  Provide more detailed disclosure in the Business Section of the steps, timing and funding required to achieve your various business objectives described in that section.

Answer:  We have added the requested language in this section regarding the fact that we are a development stage company, have not yet generated any revenue and the company’s independent auditors have raised doubt about the company’s ability to continue as a going concern.  Additionally, per your request we have added a paragraph which details the steps, funding and timing required to achieve our business objectives.

Risk Factors

There has been no public market for our common stock prior to this offering…page 8

3.  You indicate that, if you fail to list on NASDDAQ, you may seek quotation on the OTCQX Best Market or OTCQB Venture Market of the OTC Link ATS.  Please revise to clarify that, if you are not approved for listing on Nasdaq, the underwritten offering of shares by the company will not be completed.

Answer: Our disclosure has been amended to clarify that, if we are not approved for listing on Nasdaq, the underwritten offering by the company will not be completed.

We may issue shares of preferred stock in the future…, page 17

4.  You indicate that your certificate of incorporation authorizes you to issue up to 800 million shares of preferred stock; however, your certificate of incorporation does not authorize any shares of preferred stock.  Please revise as this risk factor does not appear applicable to you. In addition, revise your disclosure under Description of Securities to indicate that you have 800 million authorized shares of common stock rather than 500 million shares.

Answer:  We have removed the risk factor regarding the possible issuance of preferred shares, and have edited the Description of Securities to reflect that we have 800 million shares of common stock authorized.

Projections: Forward Looking Statements, page 18

5.  This section references projections prepared by the Company.  However, we cannot locate any projections in the filing.  Please advise.

Answer:  As there are no projections in the filing, this section has been removed.

Use of Proceeds, page 20

6.  We note that your intended use of net proceeds accounts for less than 100% of the proceeds of the offering.  Please revise or advise.  In addition, disclose the amount of proceeds that will be used to pay Darryl Payne’s annual salary of $3.0 million under his new employment agreement.

Answer:  The disclosure has been amended to reflect 100% of the intended use of net proceeds.  We have also added a disclosure stating that $1.5 million of the proceeds from the offering will go towards Mr. Payne’s salary.

Description of Business, page 23

7.  Refer to the first graphic on page 24 that states “350+ Live National Premium Channels & Live Concert Channels Coming Soon” and shows logos of well-known channels.  Please disclose the extent to which you have streaming rights for these channels and if you have consent to use these companies’ logos.

Answer:  The Company has entered into a Network Communications Dealer Agreement with NetCom TV.  Pursuant to that agreement, the Company has been licensed by NetCom TV to provide to its customers NetCom TV programming packages, which include the channels depicted in the graphic in question.

8.  Please disclose the material terms of your material streaming and content licenses.

Answer:  We have added a paragraph describing the material terms of our streaming and content licenses.

Management’s Discussion and Analysis Or Plan of Operation

Summary Overview, page 31

9.  You state in this section that management believes, without any additional funding or revenues, the Company does not have sufficient cash to finance its operations for a period of twelve months.  You also state, however, that at this time, management does not anticipate it will be required to seek outside funding to keep its business operational for the next twelve months.  Please revise to reconcile these two contradictory statements or advise.

Answer: We have removed the sentence stating that management does not anticipate it will be required to seek outside funding to keep its business operational for the next twelve months.  We note that the next sentence reads “Our officers/directors have committed to contribute funds to the Company to keep it operational for the next twelve months.”

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page 32

10.  We note that your director, Steven George, also serves as the Director of Sales and Marketing for the Company.  It appears you should identify Mr. George as an executive officer.  Refer to the definition of executive officer in Securities Act Rule 405.

Answer: Mr. George has now been identified as Director of Sales and Marketing and Director.

Explanatory Paragraph in Our Independent Registered Public Accounting Firm Report, page 32

11.  Please revise to update the date of your most recent audited financial statements.

Answer: We have updated the date of our most recent audited financial statements.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, Board of Directors, page 33

12.  You indicate in this section that your board of directors consists of five members.  Section 32 of your bylaws, however, states that the Board will consist of four members.  Please advise.  Also, you have identified three directors and indicate that you have entered into an independent director agreement with Mr. Stevens.  Please expand your disclosure to identify the individuals who will be nominated or chosen to become directors or advise.  For those who have been nominated and have not signed the registration statement, file a consent to being named as about to become a director as required by Securities Act Rule 438.  Finally, you disclose on page 34 that your board has appointed a separate Chairman of the Board who is not your Chief Executive Officer.  Please identify the Chairman of the Board.

Answer:  Section 32 of the Company’s bylaws have been amended to state that the Board will consist of five members.  The additional directors have not as of yet been appointed, and we will amend our disclosure once those appointments are made.  Finally, the Company has made the decision to appoint Darryl Payne, the Company’s Chief Executive Officer, as the Chairman of the Board until such time as a permanent, independent Chairman is appointed.

Employment Agreements, page 37

13.  Please file your employment agreement with Mr. Payne as an exhibit to the registration statement.  Refer to Item 601(b)(10)(iii) of Regulation S-K.

Answer:  We have filed our employment agreement with Mr. Payne as an exhibit to the registration statement.

Certain Relationships and Related Party Transactions, page 43

14.   Please revise to disclose the loans made to you by your CEO.  Refer to Item 404(d) of Regulation S-K.

Answer:  This section has been revised to disclose the loans made to it by the CEO.

Financial Statements, page F-1

15.  We note your filing includes an audit report for only the fiscal year ended December 31, 2023.  Please revise to include an audit report for two years of financial statements.

Answer:  We have amended the registration statement to include audit reports for the years ending December 31, 2023 and December 31, 2024.

16.  Please update your Subsequent Events footnote through the date of your filing.

Answer:  The Subsequent Events footnote has been amended through the date of our filing.

General

17.  Please revise the prospectus cover page for each offering to reference the other offering being conducted at the same time.

Answer: We have revised the prospectus cover page for each offering to reference the other offering being conducted at the same time.

18.  Please revise the prospectus cover page for the public offering to indicate that you are registering the representative warrants and the shares issuable upon exercise of those warrants.  In addition, to the extent you retain a description of your business on the prospectus cover page, disclose that you are a development stage company and have not yet generated any revenue.

Answer:  We have revised the prospectus cover page for the public offering to indicate that we are registering the representative warrants and the shares issuable upon exercise of those warrants.  Further, we have disclosed that we are a development stage company and have not generated any revenue as requested.

19.  The prospectus cover page for the resale offering states that the selling shareholders will offer and sell their shares “at a fixed price of $[  ] per share until our common stock is quoted on the OTCQB or OTCQX marketplace, or listed on a national securities exchange.  Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.”  This disclosure appears to indicate that the resale offering is not conditioned on either the completion of the public offering or being approved for listing on Nasdaq.  If so, revise the prospectus for each offering to highlight this fact and that the selling shareholders may offer and sell their shares at prices below the price of the shares in the public offering.  Disclose in the resale prospectus that purchasers may be buying shares in a company that does not receive proceeds from the public offering and discuss the consequences if the company does not receive this funding.

Answer:  The requested disclosures have been made in the cover pages of both the public offering prospectus and the resale prospectus.

20.   Please revise the prospectus for the public offering, which is being conducted through a firm commitment underwriting, to remove disclosure that indicates that you may not sell all of the shares or that you are offering the shares on a best efforts basis.  See, for example, disclosure under Use of Proceeds, Dilution and Determination of Offering Price.

Answer:  The prospectus for the public offering has been revised to remove references to a best efforts offering or that we may not sell all of the shares.

21.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer: We will supplementally provide copies of all written communications, as defined in Rule 405 under the Securities Act, that we present to potential investors in reliance on Section 5(d) of the Securities Act as they become available.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.